Exhibit 99.1

ZTO Express Announces Technology-Focused Subsidiary to Receive Preferential Tax Treatment as a National High and New Technology Enterprise

SHANGHAI, December 19, 2017—ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading express delivery company in China, today announced that one of its wholly-owned subsidiaries, Shanghai Zhongtongji Network Technology Co. Ltd. (“Zhongtongji Network”), was recognized as a national High and New Technology  Enterprise (“HNTE”) by relevant PRC government authorities.

With national HNTE status, Zhongtongji Network is eligible to a reduced income tax rate of 15% for a three-year period starting January 1, 2017 through December 31, 2019.  Zhongtongji Network’s continued qualification as a HNTE will be subject to the review by the relevant PRC government authorities every three years.

Founded in July 2015, Zhongtongji Network operates ZTO’s information systems and primarily provides information technology related services to ZTO’s subsidiaries and consolidated affiliated entities for service fees.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “I’m pleased to see Zhongtongji Network recognized as a national High and New Technology Enterprise. We have always committed ourselves to investing in the research and development of technology and the adoption of technologies in express deliveries. We are grateful for the government’s support for and recognition of these efforts. Going forward, we will continue to invest in technology to further enhance operational efficiency, improve user experience, and create greater value for our customers and shareholders.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. ZTO may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZTO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ZTO undertakes no duty to update such information, except as required under applicable law.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE:ZTO) (“ZTO” or the “Company”) is a leading express delivery company in China and the largest express delivery companies globally, in terms of total parcel volume in 2016. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

ZTO
Ms. Sophie Li

Investor Relations Department
E-mail: ir@zto.com

Christensen
In China

Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com